Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK
The following description sets forth certain material terms and provisions of the securities of Oncolytics Biotech Inc. (“we,” “us” or “our”) that are registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended. The following description of our securities is not complete and may not contain all the information you should consider before investing in our securities. This description is summarized from, and qualified in its entirety by reference to, our existing articles of incorporation and bylaws and our articles of incorporation (our “Articles of Incorporation”) and bylaws (our “Bylaws”) to be in effect as of completion of our domestication from British Columbia to Nevada, which are incorporated herein by reference. The summary below is also qualified by reference to the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) and the Nevada Revised Statutes (as amended from time to time, the “NRS”), as applicable.
Overview
Pursuant to our articles of incorporation and bylaws, as currently in effect prior to our anticipated domestication discussed below, and the BCBCA, the holders of our Common Shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by our board of directors and to receive our remaining property and assets upon dissolution or wind up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.
Effective March 31, 2026, we will domesticate from British Columbia to Nevada. The following summary description of our capital stock as a Nevada corporation is based on the intended provisions of each of our Articles of Incorporation and our Bylaws, which were previously approved by our shareholders and will become effective on March 31, 2026, and the applicable provisions of the NRS.
General
Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), and 100,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”).
Common Stock
Voting Rights
Each holder of Common Stock will be entitled to one vote for each share on all matters submitted to a vote of stockholders, including the election of directors. Holders of Common Stock will not have cumulative voting rights in the election of directors. Accordingly, in an uncontested election, holders of a majority of the voting shares will be able to elect all of the directors.
Dividends
We and our subsidiaries are not expected to pay any dividends on our Common Stock.

Liquidation
In the event of our liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.
Rights and Preferences
Holders of Common Stock will have no pre-emptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Common Stock. The rights, preferences and privileges of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our Preferred Stock that we may designate in the future.
Fully Paid and Non-assessable
All outstanding shares of Common Stock will be validly issued, fully paid and non-assessable.
Preferred Stock
Our Articles of Incorporation will authorize our board of directors to issue Preferred Stock in one or more series and to determine the preferences, limitations and relative rights of any shares of Preferred Stock that it shall choose to issue, without vote or action by stockholders.
Anti-Takeover Effects of the NRS, our Articles of Incorporation and our Bylaws
Some provisions of the NRS, our Articles of Incorporation and our Bylaws could make the following transactions difficult: (i) acquisition by means of a tender offer, a proxy contest or otherwise; and (ii) removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that holders of Common Stock may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for Common Stock.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of protection to our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Nevada Anti-Takeover Statutes
Combinations with Interested Stockholders
We will be subject to Nevada’s Combination with Interested Stockholders Statutes (NRS 78.411 to 78.444, inclusive), which prohibit persons deemed “interested stockholders” from engaging in a “combination” with a publicly held Nevada corporation for two years following the date these persons become interested stockholders (extended to up to four years if certain conditions are not met), unless the business combination is, or the transaction by which the person first became an interested stockholder was, approved in advance by the corporation’s board of directors. Generally, an “interested stockholder” is a person who, together with affiliates and associates, beneficially owns, or within two years prior to the determination of interested stockholder status did beneficially own, 10% or more of the voting power of the outstanding voting shares of a corporation, and a “combination” includes a merger and certain asset or stock sales or other transactions resulting in a financial benefit to the interested stockholder. After the person becomes an interested stockholder, the combination must be approved, by the board of directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates, at a meeting of the stockholders. Finally, after the two-year period, up to four years from the date the person first became an interested stockholder, a combination remains prohibited unless: (i) the combination or the transaction by which the person became an interested stockholder is approved by the board of directors before the person became an interested stockholder; (ii) the combination is approved by a majority of the outstanding voting power not beneficially owned by the interested stockholder and its affiliates and associates; or (iii) the consideration to be received by the disinterested stockholders satisfies certain requirements. But note that these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interest stockholder. The combinations statutes in Nevada apply only to Nevada corporations with 200 or more stockholders of record. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the Common Stock.
Companies are entitled to opt out of the business combination provisions. Any opt-out of the business combination provisions of the NRS must be contained in the original articles of incorporation, or an amendment to the articles of incorporation approved by a majority of the outstanding voting power not then beneficially owned by interested stockholders or their affiliates and associates, but the amendment would not be effective until 18 months after the vote of the stockholders to approve the amendment, and would not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment.
Our Articles of Incorporation expressly provide that the Company has elected not to be governed by the business combination provisions of the NRS.
Acquisition of Controlling Interests
In addition to the restrictions on business combinations with interested stockholders, Nevada law also protects a corporation and its stockholders from persons acquiring a “controlling interest” in a corporation. The provisions can be found in NRS 78.378 to 78.3793, inclusive.
Pursuant to NRS 78.379, any person who acquires a controlling interest in a corporation may not exercise voting rights with respect to any control shares unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. NRS 78.3785 provides that a “controlling interest” means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and once an acquirer crosses one of these thresholds, shares that it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person’s shares, and the corporation must comply with the demand.
NRS 78.378(1) provides that these statutes do not apply to any acquisition of a controlling interest in an issuing corporation if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by the acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. In addition, NRS 78.3788 provides that the controlling interest statutes apply as of a particular date only to a corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the corporation’s stock ledger at all times during the 90 days immediately preceding that date, and which does business directly or indirectly in Nevada. NRS 78.378(2) provides that the corporation may impose stricter requirements if it so desires. Corporations are entitled to opt out of the above controlling interest provisions of the NRS. In our Bylaws, we opt out of these provisions.
Blank Check Preferred Stock
Our Articles of Incorporation provide for 100,000,000 authorized shares of Preferred Stock. The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.
Special Stockholder Meetings
Our Articles of Incorporation provide that, subject to the rights of the holders of any series of Preferred Stock, a special meeting of stockholders may be called only by our board of directors, the chairperson of our board of directors or our chief executive officer.
Advance Notice Requirements
Our Bylaws contain advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the annual meeting for the preceding year. The notice must contain certain information specified in the Bylaws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.
No Stockholder Action by Written Consent
Our Bylaws prohibit stockholders from acting by written consent without a meeting.

Removal of Directors
Subject to any rights of the holders of Preferred Stock, our directors may be removed from office only by the affirmative vote of the holders of not less than two-thirds of the voting power of our then-outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class, which reflects the requirements of the NRS. In addition, a director may be removed pursuant to and in accordance with NRS 78.335(8) by majority vote of the other directors (even if less than a quorum), acting at a meeting and not by written consent, and without a vote of the stockholders.
Vacancies
Subject to any rights of the holders of Preferred Stock, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board of directors, may be filled only by a majority vote of the directors then in office, even if less than a quorum, or by the sole remaining director. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Exclusive Forum
Our Bylaws provide that the Eighth Judicial District Court of the State of Nevada, in Clark County, Nevada, shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of ours to us or the stockholders, (3) any action or proceeding asserting a claim arising pursuant to the NRS, our Articles of Incorporation or our Bylaws, (4) any proceeding to interpret, apply, enforce or determine the validity of our Articles of Incorporation or Bylaws, (5) any internal action (as defined in NRS Section 78.046) and any action or proceeding as to which NRS Title 7 confers jurisdiction to the District Courts of the State of Nevada or (6) any action asserting a claim governed by the internal affairs doctrine. Our Bylaws further provide that the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any claim asserting a cause of action under the U.S. Securities Act of 1933, as amended. Although our Bylaws contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
Amendment to Articles of Incorporation of Bylaws
In addition to the approval of our board of directors, except as otherwise provided by Nevada law, any amendment to our Articles of Incorporation will require the approval of the holders of at least a majority of the voting power of our then-outstanding capital stock, voting as a single class; provided that an amendment to increase or decrease the number of authorized shares of any class or series of stock may be approved by the default voting standard set forth in our Bylaws, which is more votes cast in favor than against. Our Bylaws may be amended by our board of directors or by the holders of at least two-thirds of the voting power of the then-outstanding capital stock, voting as a single class.
The provisions of the NRS, our Articles of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitation on Liability and Indemnification
Our Articles of Incorporation contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by Nevada law. Consequently, our directors and officers will not be individually liable to us, the holders of Common Stock or our creditors for damages as a result of any act or failure to act, unless the presumption of the business judgment rule is rebutted and it is proven that the director or officer breached his or her fiduciary duty and such breach involved intentional misconduct, fraud or knowing violation of law.
Our Bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by the NRS. Our Bylaws also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the NRS. We have entered into agreements with our directors, officers and other employees and expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses, including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding to the fullest extent permitted by applicable law. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We will also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our Articles of Incorporation and Bylaws may discourage the holders of Common Stock from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and holders of Common Stock. Furthermore, a holder of Common Stock’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.
The Nasdaq Global Select Market Listing
Our Common Stock is listed on the Nasdaq Capital Market under the trading symbol “ONCY.”
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is Broadridge Corporate Issuer Solutions, LLC. The address of our transfer agent and registrar is 51 Mercedes Way, Edgewood, New York 11717.